UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☐  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

Digital Social Retail, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-2103846
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

205 East 42nd Street, New York, NY 10017

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): 800-236-6610

Digital Social Retail, Inc.

Special Financial Report on Form 1-SA

TABLE OF CONTENTS

Page
Item 1.	Not applicable

Item 2.	Not applicable

Item 3.	Consolidated Financial Statements of Digital Social Retail, Inc. (unaudited):

	Consolidated Balance Sheet as of June 30, 2017 (unaudited)	F-2

	Consolidated Statement of Operations for the six month period ended June 30, 2017 (unaudited)	F-3

	Consolidated Statement of Changes in Stockholders’ Deficiency for the six month period ended June 30, 2017 (unaudited)	F-4

	Consolidated Statement of Cash Flows for the six month period ended June 30, 2017 (unaudited)	F-5

	Notes to Consolidated Financial Statements for the six month period ended June 30, 2017 (unaudited)	F-6 - F-16

Signatures		S-1

Item 3. Consolidated Financial Statements of Digital Social Retail, Inc. (unaudited)

DIGITAL SOCIAL RETAIL, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2017

(UNAUDITED)

F-1

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

JUNE 30, 2017 (UNAUDITED)

ASSETS

Current assets:
Cash	$148,935
Accounts receivable - Holosfind S.A.	240,000
Accounts receivable - other	17,248
Inventory	3,108
Loans receivable - Holosfind S.A.	1,422,272
Due from stockholders	2,450
Prepaid expenses and other current assets	229,043
Total current assets	2,063,056

Goodwill	21,028
Investment in unconsolidated business	55,432
Security deposit	2,427
78,887

TOTAL ASSETS	$2,141,943

LIABILITIES

Current liabilities:
Accounts payable and accrued expenses:
Related companies	$2,112,218
Other	122,556
Deferred revenues	36,691
Income tax payable	395
Loans payable - Holosfind Corp, Inc.	1,326,651
Convertible note payable	250,000
Total current liabilities	3,848,511

TOTAL LIABILITIES	3,848,511

Commitments and contingencies

Puttable common stock, $0.001 par value, 75,000 shares issued and outstanding	75
Puttable common stock in excess of par	149,925
Total puttable common stock	150,000

STOCKHOLDERS' DEFICIENCY

Deficit of Digital Social Retail, Inc. and Subsidiaries
Common stock	2,500
Preferred stock	-
Accumulated other comprehensive loss	(4,094)
Deficit	(1,854,354)

Total deficit of Digital Social Retail, Inc. and Subsidiaries	(1,855,948)

Noncontrolling interest	(620)

Total stockholders' deficiency	(1,856,568)

TOTAL LIABILITIES, PUTTABLE COMMON STOCK AND STOCKHOLDERS' DEFICIENCY	$2,141,943

See accompanying notes.

F-2

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2017 (UNAUDITED)

Operating revenues:
Service fees	$69,979
Sale of equipment	16,330
Total operating revenues	86,309

Cost of equipment sold	6,059

Gross profit	80,250

Less marketing, general and administrative expenses:
Management fees	307,518
Office and administrative expense	281,545
Advertising and marketing expense	24,888
Software development	35,000
Professional fees	11,906
Bank charges	1,971
Travel, meals and entertainment	530
Dues and subscriptions	228
Filing fees	2,067
Insurance	1,451

Total marketing, general and administrative expenses	667,104

Loss from operations	(586,854)

Other expenses:
Interest expense, net of interest income	(860)
Net foreign currency loss	1,238
Total other expenses	378

Loss before income taxes	(587,232)
Income tax expense	399

NET LOSS	(587,631)

Add: Net loss attributable to noncontrolling interest	56

NET LOSS ATTRIBUTABLE TO DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES	(587,575)

Other comprehensive loss - change in unrealized gain on translation of investment in foreign subsidiary	(3,856)

TOTAL COMPREHENSIVE LOSS OF DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES	$(591,431)

See accompanying notes.

F-3

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY

SIX MONTHS ENDED JUNE 30, 2017 (UNAUDITED)

	Digital Social Retail, Inc. and Subsidiaries
					Accumulated
					Other
	Common Stock*		Preferred Stock**		Comprehensive		Noncontrolling	Total
	Shares	Amount	Shares	Amount	Loss	Deficit	Interest	Deficiency

Balance at January 1, 2017	2,500,001	$2,500	-	$-	$(238)	$(1,266,779)	$(564)	$(1,265,081)

Issuance of common stock	-	-	-	-	-	-	-	-

Net loss	-	-	-	-	-	(587,575)	(56)	(587,631)

Increase in unrealized loss on translation of investment in foreign subsidiary	-	-	-	-	(3,856)	-	-	(3,856)

Balance at June 30, 2017	2,500,001	$2,500	$-	$-	$(4,094)	$(1,854,354)	$(620)	$(1,856,568)

*$0.001 par value, 100,000,000 shares authorized and 2,500,001 shares issued and outstanding, net of 75,000 shares of puttable common stock

**$0.001 par value, 10,000,000 shares authorized, 2,350,000 of which are convertible preferred stock Class A and 0 shares issued and outstanding

See accompanying notes.

F-4

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

SIX MONTHS ENDED JUNE 30, 2017 (UNAUDITED)

NET INCREASE (DECREASE) IN CASH

Cash flows from operating activities:
Net loss	$(587,631)

Adjustments to reconcile results of operations to net cash effect of operating activities:
Deferred income taxes	-
Net changes in assets and liabilities:
Accounts receivable	(9,734)
Inventory	5,335
Prepaid expenses and other current assets	(156,747)
Security deposit	(192)
Accounts payable and accrued expenses:
Related companies	575,411
Other	32,446
Deferred revenue	20,020
Income taxes payable	395
Unrealized foreign currency translations on monetary items	(3,856)

Total adjustments	463,078

Net cash used in operating activities	(124,553)

Cash flows from investing activities:
Advances to Holosfind S.A.	(405,097)

Net cash used in investing activities	(405,097)

Cash flows from financing activities:
Loans from related entities	400,513
Proceeds from convertible note payable	250,000

Net cash provided by financing activities	650,513

NET INCREASE IN CASH	120,863

Cash - January 1	28,072

CASH - JUNE 30, 2017	$148,935

Supplemental disclosures of cash paid for:
Income taxes	$(4)
Interest	$56

See accompanying notes.

F-5

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE A - Summary of Significant Accounting Policies

Description of Business

Digital Social Retail, Inc. (“DSR”) is a U.S. corporation incorporated in Delaware on September 18, 2014. DSR provides a cross-channel customer acquisition and marketing platform for retail chains worldwide. DSR’s platform provides a single interface for social, mobile, loyalty, in-store media, and analytics. DSR markets its software in two ways: (i) by means of an interface that is sold via a SaaS (Software as a Service) online business model under which DSR sells its software online and (ii) through a direct salesforce that markets DSR’s products and services to larger corporate accounts in several industries. DSR’s client base includes small and medium size businesses in the medical, smart city, retail, education, sports, restaurant, hospitality and real estate industries.

On May 12, 2015, DSR acquired 100% of SAS NAIA, France (“NAIA”). NAIA sells social retail software and equipment in Europe.

On January 7, 2016, DSR acquired 53% of SDK Invest, Inc. (“SDK”), a U.S. corporation incorporated in Delaware on November 23, 2015.

Principle of Consolidation

The consolidated financial statements comprise the financial statements of DSR and controlled subsidiaries (collectively, the “Company”). For the controlled subsidiary that is not wholly-owned, the noncontrolling interest is included in “Net loss attributable to noncontrolling interest” and “Total stockholders' deficiency”. All significant intercompany accounts and transactions have been eliminated.

Basis of Accounting

The Company’s policy is to prepare its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

Sales of goods and services are recorded when the Company’s sales agreement is in place, delivery has occurred or services have been rendered and collectability of the fixed or determinable sales price is reasonably assured.

F-6

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE A - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Trade accounts receivable from customers are recorded at net realizable value. Based on the financial strength of the Company’s customers, the Company has estimated that its receivables are fully collectible and no allowance for uncollectible accounts was required at June 30, 2017.

Inventory

Inventory is stated at the lower of cost (determined on the first-in, first-out basis) and net realizable value under FASB Accounting Standards Update 2015-11 – Inventory: Simplifying the Measurement of Inventory (“ASU 2015-11”) which was early adopted by the Company in 2015.

Stock Issuance Costs

Under accounting principles generally accepted in the United States of America, stock issuances costs are deducted from the proceeds raised and the net amount is recorded as capital. As described in Note K - Regulation A, Tier 2 Public Offering, the Company is currently conducting a capital raise and stock issuance costs of $201,500 were included in prepaid expenses and other current assets on the consolidated balance sheet as of June 30, 2017.

Goodwill

The excess of the cost over the underlying net equity of NAIA was allocated to identifiable tangible and intangible assets and liabilities based on their fair values on May 12, 2015, the date of the acquisition of NAIA by DSR. The unassigned residual value of the excess of the cost over NAIA’s net assets acquired was recognized as goodwill in the accompanying consolidated financial statements.

Impairment assessment for goodwill is performed annually or more frequently if impairment indicators are present. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Step one, performed to identify potential impairment, compares the fair value of the reporting unit (calculated using a market approach and/or a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed to measure the amount of the impairment charge. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment charge is recognized.

F-7

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE A - Summary of Significant Accounting Policies (Continued)

Investment in Unconsolidated Business

Investment in unconsolidated business consists of a minority holding in a company that management believes is synergistic with DSR. Management does not exercise significant control over operating and financial policies of the investee, accordingly, the investment is reflected under the cost method of accounting. The initial equity valuations were based upon a discounted cash flows analysis using unobservable inputs categorized as Level 3 within the ASC 820 framework. It is impracticable to obtain these Level 3 inputs as of the reporting date, accordingly, a current market valuation has not been performed. Due to the short period of time that the Company has held the investment, management believes that current market value is not materially different from the carrying value.

Foreign Currency Transactions

The functional and reporting currency for operations of NAIA is the Euro. For purposes of these consolidated financial statements all assets and liabilities of NAIA are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and all income and expenses are translated using the average rates of exchange prevailing during the six months ended June 30, 2017. Unrealized currency translation adjustments resulting from this process are recorded as other comprehensive income and included as a component of stockholders’ equity.

The functional and reporting currency for operations of DSR and SDK are U.S. dollars. Consequently, receivables and payables denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Resulting gains and losses are recognized in the consolidated statement of income for the six months ended June 30, 2017.

Advertising

Advertising costs for the Company are charged to operations as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due and deferred taxes related primarily to temporary differences in the recognition of income and expenses for financial and tax reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled, and are calculated using currently enacted income tax rates. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. Valuation allowance are established when necessary to reduce deferred income tax assets to the amount expected to be realized. If the Company determines that it would be able to realize the deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

F-8

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE A - Summary of Significant Accounting Policies (Continued)

FASB Accounting Standards Update 2015-17 – Income taxes: Balance Sheet Classification of Deferred Taxes (ASU 2015-17), requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position.

Generally accepted accounting principles clarify the accounting for the uncertainty in income taxes recognized in the Company’s consolidated financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company does not believe it has uncertain tax positions that would qualify for either recognition or disclosure in the consolidated financial statements as of June 30, 2017.

Subsequent Events

The Company has considered subsequent events occurring through February 14, 2018, the date these consolidated financial statements became available for distribution, in evaluating its estimates and in the preparation of its consolidated financial statements.

NOTE B - Investment in Unconsolidated Business

During the year ended December 31, 2016 the Company made a $55,432 investment in a company that management believes is synergistic with DSR. The investment represents a minority ownership position and is accounted for under the cost method of accounting. This transaction is recorded as investment in unconsolidated business in the consolidated balance sheets.

NOTE C - Related Party Transactions

The balance of NAIA’s advances to Holosfind S.A. was $1,422,272, including accrued interest receivable of $11,911 as of June 30, 2017. The balance of NAIA’s loans from Holosfind Corp, Inc. (100% owned U.S. subsidiary of Holosfind S.A.) was $1,326,651, including accrued interest of $10,995 as of June 30, 2017. These loans receivable and payable are unsecured, bear interest at 2% and are due on demand.

Holosfind Corp, Inc. paid $350,000 of expenses on behalf of the Company, including charges of $213,000 for management fees and $32,000 of stock issuance costs, during the six months ended June 30, 2017. Holosfind S.A. paid $330,950 of the Company’s expenses, including charges of $94,518 for management fees, during the six months ended June 30, 2017.

F-9

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE C - Related Party Transactions (Continued)

These charges are included in accounts payable and accrued expenses balance due from related companies on the consolidated balance sheet as of June 30, 2017 as follows:

Holosfind Corp, Inc.	$1,047,000
Holosfind S.A.	1,015,218
Guerson Ltd.	50,000

$2,112,218

The Company entered into a debt deferral agreement, effective July 28, 2017, with Holosfind S.A. and Holosfind Corp, Inc., pursuant to which the Company agreed to repay $900,000 to Holosfind Corp, Inc. and $600,000 to Holosfind S.A. by December 31, 2019, with interest to accrue on such aggregate amounts owed at a rate of 2.5% per annum, to be paid quarterly starting September 30, 2017. The Company agreed to pay to Holosfind S.A. and Holosfind Corp, Inc. eleven percent (11%) of the net proceeds from the Offering described in Note K - Regulation A, Tier 2 Public Offering, promptly following each closing, which payment shall be deemed to constitute a repayment of a portion of the outstanding balance together with accrued interest on the portion repaid.

NOTE D - Investment and Pledge Agreements

DSR and Holosfind S.A. have entered into an investment agreement, dated February 25, 2015 (the “Investment Agreement”), with MG Partners II Ltd., a limited liability company incorporated under the laws of Gibraltar (“MGP II”), pursuant to which DSR and Holosfind S.A. each agreed, in consideration for up to $2,500,000, (i) to issue to MGP II (a) 10,000 senior secured bonds of Holosfind, S.A. priced at $100 each and redeemable one year from the initial closing date (subject to certain exceptions) of the Investment Agreement, in the principal amount of $1,000,000 (as converted to Euros on such closing date) (the “Bonds”);(b) 75,000 shares of Common Stock (the "Common Stock") of DSR, which shares of Common Stock were subject to a right of demand granted to MGP II by Holosfind S.A. and DSR to be (1) purchased by DSR or Holosfind S.A. from MGP II for $150,000 in cash, (2) exchanged for a convertible promissory note in the principal amount of $150,000, convertible into shares of Common Stock (the “Put Note”), or (3) exchanged for shares of Holosfind S.A. capital stock with an aggregate value of $150,000 (as converted into Euros), with each such share of Holosfind S.A. capital stock to be issued to MGP II for 80% of the average volume weighted average trading price of an ordinary share of Holosfind S.A. in the five trading days immediately preceding the date on which such shares were exchanged; (c) the option to purchase $1,350,000 of Series A Convertible Preferred Stock of DSR, par value $0.001 per share, with a stated value of $1.00 per share (the “Preferred Stock”) and (ii) a warrant to purchase 1,210,016 shares of common stock of Holosfind S.A., and (iii) to issue to MGP II, on a subsequent closing date, warrants to purchase additional capital stock of DSR, which warrants shall have a value of $337,000. MGP II did not exercise its option under the Investment Agreement and the subsequent closing did not occur.

F-10

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE D - Investment and Pledge Agreements (Continued)

As security for the repayment of the Bonds, Holosfind S.A. and DSR entered into a pledge agreement, dated February 25, 2015, with MGP II, pursuant to which MGP II was granted a security interest in certain collateral of DSR, including 50% of Holosfind S.A.’s ownership interest in DSR, equivalent to 30% of the outstanding Common Stock on a fully diluted basis, currently owned or thereafter acquired (the “Pledge Agreement”, and collectively with the Investment Agreement, the “Magna Loan”). On April 14, 2016, MGP II provided notice to DSR and Holosfind S.A. that Holosfind S.A. and DSR were in default of the Investment Agreement and Pledge Agreement. On October 31, 2016, DSR and Holosfind S.A. entered into a forbearance agreement, as subsequently amended several times, with the latest amendment No. 10 dated January 30, 2018 (the “Forbearance Agreement”), pursuant to which, MGP agreed to forbear its rights under the Magna Loan until February 28, 2018 in consideration for the following: Upon the first closing of the Regulation A+ offering, listing or quotation of DSR's shares of Common Stock on an Eligible Market (the "Listing"), MGP II shall receive: (a) One Million Three Hundred Fifteen Thousand Dollars ($1,315,000) from Holosfind S.A. and/or DSR (the "Cash Payment"), in U.S. Dollars; and (b) shares of DSR's Common Stock in an amount equal to Nine and 99/100 (9.99%) percent of the issued and outstanding shares of DSR's Common Stock, on a fully-diluted basis (the "Stock Payment"), which shall include but not be limited to all issued and outstanding DSR shares of Common Stock, and equity linked instruments at the listing or quotation of DSR's Common Stock on an Eligible Market. Within two (2) business days of such listing or quotation, DSR shall deliver a stock certificate to MGP II, free and clear of all encumbrances, which such stock certificate shall represent the Stock Payment. The shares of Common Stock issued to MGP II shall have piggy-back registration rights. Upon the issuance of DSR Common Stock to MGP II, MGP II will file all required SEC documents.

NOTE E - Income Taxes

At June 30, 2017, the Company had net operating loss carryforwards of approximately $1,944,000, available to offset future taxable income. Based upon the results of recent operations, tax-planning strategies, and tax projections, management has determined that it is more likely than not that the utilization of the net operating loss carryforwards and other temporary differences will not be realized and has recorded a valuation allowance of $609,705 equal to the deferred tax assets.

The income tax expense for the six months ended June 30, 2017 consists of the following:

Currently Payable:
State and city	$399

Significant temporary differences that give rise to deferred tax assets and their tax effects as of June 30, 2017 were as follows:

F-11

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE E - Income Taxes (Continued)

Noncurrent deferred tax assets:
Net operating loss carryforward	$607,566
Unrealized loss on translation of investment in foreign subsidiary	2,139

609,705

Allowance for deferred tax assets	(609,705)

Total noncurrent deferred tax assets	$-

The years ended December 31, 2016, 2015 and 2014 remain open to examination by federal, state and local income tax authorities.

NOTE F - Concentrations

Cash Concentrations

DSR and SDK maintain their cash at a financial institution in the United States of America. NAIA maintains its cash at a financial institution in France. Federal Deposit Insurance Corporation provides insurance of up to $250,000 for the cash account held in the bank in the United States. French Bank Insurance Company provides insurance of up to 100,000 euro for the cash account held in the bank in France. At June 30, 2017, the Company did not have any balances that exceeded bank insurance limits.

Revenues

Approximately 64% of the operating revenues were derived from two customers during the six months ended June 30, 2017.

NOTE G - Puttable Common Stock

As described in Note D - Investment and Pledge Agreements above, as part of the investment agreement with MGP II, DSR issued 75,000 puttable shares of DSR’S Common Stock classified outside of stockholders’ equity as the ability to extinguish the put, was not considered to be completely within DSR’s control.

NOTE H - Convertible Promissory Note

On May 3, 2017, DSR sold an unsecured convertible promissory note with a face amount of $250,000 (“Note”) under a Note Purchase Agreement that entitles the Company the rights to sell up to an aggregate amount of $1,000,000 in unsecured convertible promissory notes under a Private Placement Subscription. The Note bears simple interest of 8% payable quarterly in arrears on the last day of the calendar quarter, commencing on August 30, 2017.

F-12

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE H - Convertible Promissory Note (Continued)

DSR has the right to elect to pay the interest due in cash or by issuing additional notes to the holder in an original principal amount equal to the interest due. The initial maturity date of the Notes is six months from the issue date. DSR, in its sole discretion, has the right to extend the initial maturity date for an additional thirty day period to December 3, 2017. The Note contains certain mandatory and optional conversion options subject to further terms of the Note, pursuant to the Regulation A offering. The principal amount of the Note is convertible into DSR’s equity securities at a twenty percent discount to the per unit price issued and sold in connection with the Regulation A offering. Upon any such conversion the holder of the Note shall receive warrants with the identical terms and conditions as the warrants offered by DSR in the Regulation A offering.

On September 20, 2017, the holder provided notice of conversion of the Note and accrued interest of $5,000 into 75,000 Units, consisting of 75,000 shares of Common Stock and a warrant to purchase 75,000 shares of Common Stock as well as a warrant to purchase an additional 75,000 shares of Common Stock. The warrants are exercisable by the holder at an exercise price of $3.40 per share. The securities will be issued as part of the Offering closing described in Note K - Regulation A, Tier 2 Public Offering.

As of February 14, 2018, the Company sold additional convertible promissory notes, with similar terms as described above, in the aggregate amount of $261,000 as further described in Note M - Subsequent Events.

NOTE I - Long-Term Incentive Plan

On June 14, 2017, Digital Social Retail adopted the 2017 long-term incentive plan for its employees and non-employee directors and other service providers. On June 14, 2017, Digital Social Retail adopted the 2017 long-term incentive plan for its employees and non-employee directors and other service providers with responsibility for the success and growth of the Company. Subject to the terms and conditions of the plan, options, stock appreciation rights, and/or restricted shares, performance shares, restricted share units, and/or performance share units may be granted to eligible participants as determined by the administrator. The plan sets out other provisions/rights based upon which of the above is granted by the Administrator. The plan will be effective when approved by the Company’s stockholders.

NOTE J - Liquidity and Capital Resources

The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. From its inception, the Company has relied primarily on Holosfind S.A. and Holosfind Corp, Inc. for liquidity and capital resources.

F-13

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE J - Liquidity and Capital Resources (Continued)

Other than the possibility of obtaining short term funding from Holosfind S.A. and Holosfind Corp, Inc. the Company does not have any additional sources of capital other than the proceeds from the Offering described in Note K - Regulation A, Tier 2 Public Offering. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating expenses until it becomes self-sufficient. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE K - Regulation A, Tier 2 Public Offering

On March 31, 2017, the Company filed Form 1-A “Regulation A Offering Statement” under The Securities Act of 1933 with U.S. Securities and Exchange Commission (“SEC”) for shares of Common Stock, par value $0.001 per share, of DSR and warrants to purchase Common Stock of DSR. Subsequently, the Company has received several comment letters from the SEC and filed several amendments to address SEC’s comments. On September 28, 2017, the Company filed an amended form 1-A which was qualified by SEC on November 2, 2017. The Company engaged Oberon Securities, LLC as the agent (“Agent”) to offer shares of Common Stock to prospective investors in the United States and in jurisdictions where such offers and sales are permitted on a best efforts basis without any minimum target.

The Company is offering a minimum of 1,000,000 Units and a maximum of 2,000,000 Units at an offering price of $4.25 per Unit, each Unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock (the “Offering”). The Company has also granted the Agent an option for a period of 30 days to sell on a best efforts basis an over-subscription allowance of up to 300,000 Units. Each warrant entitles its holder to purchase one share of Common Stock at a price of $5.10 per share, subject to adjustment as described in the Offering circular. The Offering is being conducted to raise money for the Company’s general operations and working capital needs and to repay a portion of the indebtedness owed to related parties.

The Offering may continue until one year from November 2, 2017, subject to extension for up to thirty days with the mutual agreement of the Company and the Agent, provided that, if the Company has received and accepted subscriptions for the minimum number of offered Units, then the Company will close on the minimum Offering amount (the “Initial Closing”). Wilmington Trust, N.A. (the “Escrow Agent”) will serve as the escrow agent in connection with this Offering.

F-14

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE L - Commitments

On May 15, 2017, DSR has entered into an agreement, cancellable at any time after August 13, 2017 with 30 days written notice, which provides that they will receive a financial communications and corporate advisory program for a period of twelve months. Under the agreement, DSR is committed to pay a monthly maintenance fee of $3,500 starting May 15, 2017 plus 50,000 shares of Common stock issuable in 12,500 share tranches on a quarterly basis with the first tranche of 12,500 shares earned and issuable on August 14, 2017 and subsequent tranches of 12,500 shares issuable every 90 days thereafter, unless the agreement is terminated as mentioned above.

NOTE M - Subsequent Events

On July 20, 2017, the Company announced a 1-for-1 stock distribution paid as a dividend to holders of the Common stock.

On October 12, 2017 and on November 13, 2017, DSR sold unsecured convertible promissory notes with a face amount of $29,000 and $12,000, respectively, with an initial maturity date of six months from the issue date, bearing simple interest of 8% payable quarterly in arrears on the last day of the calendar quarter. DSR, in its sole discretion, has the right to extend the initial maturity date for an additional thirty days by submitting written notice no later 5 days prior to the initial maturity date. The note contains certain mandatory and optional conversion options subject to further terms of the note, pursuant to the Regulation A offering. The principal amount of the note is convertible into DSR’s equity securities at a twenty percent discount to the per unit price issued and sold in connection with the Regulation A offering. Upon any such conversion the holder of the note shall receive warrants with the identical terms and conditions as the warrants offered by DSR in the Regulation A offering.

On January 10, 2018, DSR sold an unsecured convertible promissory note with a face amount of $220,000 at original issue discount of $20,000 and warrants to purchase 500,000 shares of the Company’s stock and the Equity Kicker Shares (as defined in agreement). The warrants entitle the holder to purchase 250,000 shares of the Company’s Common stock at an exercise price of $4.50 per share and 250,000 shares of Company’s Common stock at an exercise price of $5.00 per share. The principal amount of the note is convertible into DSR’s equity securities at a twenty percent discount to the per unit price issued and sold in connection with the Regulation A offering.

On September 3, 2017, DSR issued a note to one of its officer/stockholder. The note has a face amount of $40,000, due on demand, bears interest at 8% per annum, and is convertible into 11,765 shares of Common stock and warrant to purchase 11,765 shares of Common stock at any time prior to maturity at a conversion price equal to $3.40 per share, as well as a warrant to purchase an additional 11,765 shares of Common stock. As of February 14, 2018, the officer/stockholder has not advised DSR whether he intends to exercise his option to convert this note into DSR’s Common stocks and warrants.

F-15

DIGITAL SOCIAL RETAIL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE M - Subsequent Events (Continued)

On December 14, 2017, the Company entered into the ninth amendment to the forbearance agreement described in Note D - Investment and Pledge Agreements, whereby MGP II has agreed to forbear from exercising its rights under the Investment Agreement until January 31, 2018, and Holosfind and the Company agreed, (i) upon the Initial Closing or the listing of the Common Stock on an eligible exchange market, to pay MGP II $1.315 million and to deliver to MGP II (x) shares of Common Stock such that MGP II would own 9.99% of the issued and outstanding Common Stock as of the Initial Closing on a fully-diluted basis and (y) a warrant to purchase up to 9.99% of the issued and outstanding Common Stock as of such closing on a fully-diluted basis, which may not be exercised to the extent it would cause MGP II to own more than 9.99% of the issued and outstanding Common Stock as of such closing on a fully-diluted basis, and the terms of which are otherwise identical to the Warrants offered pursuant to this Offering (each, an “MGP II Warrant”), and (ii) upon any subsequent closing of this Offering, until the Company has received aggregate proceeds from the Initial Closing and such subsequent closings in the amount of $5,000,000, to deliver to MGP II shares of Common Stock such that it would own 9.99% of the issued and outstanding Common Stock as of such subsequent closing on a fully-diluted basis, as well as an MGP II Warrant to purchase such number of shares of Common Stock received by MGP II at such closing. Upon fulfillment by the Company and Holosfind of their respective obligations under the Forbearance Agreement, all of the obligations of the Company and Holosfind under the Investment Agreement would be considered satisfied.

On January 30, 2018, the Company entered into the tenth amendment to the forbearance agreement described in Note D - Investment and Pledge Agreements, whereby MGP II has agreed to forbear from exercising its rights under the Investment Agreement until February 28, 2018.

F-16

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGITAL SOCIAL RETAIL, INC.

Date: February 14, 2018	By:	/s/ Sylvain Bellaiche
Sylvain Bellaiche President

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Sylvain Bellaiche Name: Sylvain Bellaiche Title: President (Principal Executive Officer)	Dated: February 14, 2018

/s/ Pierre Martin Name: Pierre Martin Title: Chief Financial Officer (Principal Financial and Accounting Officer)	Dated: February 14, 2018

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